Exhibit 1

[E-Cruiter.com's Logo]

FOR IMMEDIATE RELEASE

               E-CRUITER.COM ANNOUNCES SECOND QUARTER 2001 RESULTS

           Revenue increases 138% over previous year's second quarter

OTTAWA, ONTARIO - JANUARY 11, 2001 - E-CRUITER.COM INC. (NASDAQ - ECRU) a leader of Web-powered hiring management systems - today announced its financial results for the quarter ended November 30, 2000.

Revenue for the second quarter increased by 138% over the previous year's second quarter to $819,524, and by 4% over first quarter 2001 results of $787,340.

E-Cruiter.com signed contracts for $581,998 in the second quarter of fiscal 2001, compared with $407,834 in the same period last year. Revenue for the first half of fiscal 2001 totaled $1,606,864 compared to $665,370 for the same period last year, an increase of 142%.

Gross profit increased to $226,977 in the quarter, or 28% of revenue, from $66,250, or 19% of revenue, in the same quarter last year. Gross profit for the first six months of fiscal 2001 totaled $373,706. This compares to gross profit of $102,019 for the first six months of fiscal 2000.

The company's net loss for the quarter was $1,831,868 ($0.24 per share) compared with a loss of $1,975,984 ($0.51 per share) in Q2 2000. The loss, which was lower than the company's expected loss for the quarter, reflects the company's continued investment in sales, marketing and research and development. On a year-to-date basis, E-Cruiter.com's loss was $3,653,822 ($0.47 per share) compared with a loss of $3,384,772, ($0.88 per share) for the corresponding period last year.

At November 30, the company's working capital position remained strong, with cash, cash equivalents and short-term investments, totaling $9,948,744.


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
"During our second quarter we focused on developing a strategic alliance with ADP Canada which will ensure new channels for our comprehensive Web-based recruiting offering," said GERRY STANTON, PRESIDENT & CEO, E-CRUITER.COM. "This has been a productive quarter for the company. In addition to signing the ADP agreement, we released E-Cruiter 3.0 and appointed a new VP of sales, both of which will assist us in driving top-line growth and business volume. Looking ahead we will continue to pursue new distribution arrangements and solution partnerships to create added shareholder value."

Q2 Highlights:

o Signed a reseller agreement with ADP Canada, the country's leading provider of employer services. Under terms of the exclusive agreement, ADP Canada will resell E-Cruiter.com's Internet recruitment solutions to its current and prospective clients.

o E-Cruiter 3.0 released to market. New features include: streamlined posting to job boards, newsgroups and clients' Internet and intranet career sites, enhanced candidate tracking and enhanced reporting on our tools' recruitment effectiveness.

o Announced a new vice president North American sales. Andrew Hinchliff, a former Dell Computer Corporation Canadian manager for leading Preferred Accounts business unit. Hinchliff is responsible for directing E-Cruiter.com's corporate sales strategy, leading a team of account executives, and managing channel distribution partners.

o Signed a lead referral agreement with Insuranceworks.com, a leading job board, dedicated to servicing the online recruitment needs of Canada's insurance industry.

o Signed 12 subscription service contracts for E-Cruiter 3.0 services and received 42 orders for additional services from E-Cruiter.com's client base.

o Expanded the company's posting service capabilities by signing posting service agreements with JobShark.com, Moretechjobs.com and Marketingjobs.com.

Anticipating a shift in the e-cruiting market towards more comprehensive, Web-based recruiting solutions, E-Cruiter.com recently discontinued sales of its lower-margin E-Cruiter Express services, and will focus resources on E-Cruiter 3.0, its higher-margin, comprehensive hiring management system. The company expects continued strong revenue growth for the last half of this fiscal year. Specifically, management expects that revenue will grow between 80% and 100% in the last half of fiscal 2001 compared to the corresponding period for last fiscal year.


ABOUT E-CRUITER.COM INC.

E-Cruiter.com (NASDAQ: ECRU-news), a leading Internet recruiting application service provider (ASP), offers corporate recruiting portals that empower companies to attract, select, and retain talent more quickly and cost effectively than traditional recruiting methods.

E-Cruiter.com's corporate recruiting portals link a company's Internet career site with the entire applicant supply chain. The recruiting portal provides a central, multi-functional hiring platform to greatly enhance recruitment performance by harmonizing the management of all candidate sources with an e-communications and workflow solution.


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
The company's expertise has driven Bell Canada, Dell Computer Corporation (Canada), SAS Institute Canada Inc., Sony Music Canada and numerous high-growth start-ups to select E-Cruiter.com's solutions. For more information visit http://www.ecruiter.com or call toll free 1-877-ECRUITER.

Except for the factual information contained in this press release, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 certain of the matters regarding product and services and market dynamics herein may constitute forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those set forth in the forward-looking statements. Factors that might cause such a difference include changes in technology and industry standards, increased competition and market acceptance of the Company's products and services and those of its competitors.

For More Information:

Media Contacts:

Sarah Spence                                   Maggie O'Lett
E-Cruiter.com                                  High Road Communications
Tel: 416-222-6344 ext. 568                     a Fleishman-Hillard Company
E-mail: sarahs@ecruiter.com                    Tel: 613-236-0909 ext. 314
                                               E-mail: molett@highroad.com


Investor Relations Contact:

Jeff Potts
E-Cruiter.com
Tel: 613-236-2263 ext. 235
E-mail: jeffp@ecruiter.com






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
E-CRUITER.COM INC.
UNAUDITED STATEMENTS OF LOSS AND ACCUMULATED DEFICIT
(CANADIAN DOLLARS)


-----------------------------------------------------------------------------------------------------------------------------------
                                THREE MONTHS ENDED         THREE MONTHS ENDED          SIX MONTHS ENDED           SIX MONTHS ENDED
                                NOVEMBER 30, 2000          NOVEMBER 30, 1999          NOVEMBER 30, 2000          NOVEMBER 30, 1999
-----------------------------------------------------------------------------------------------------------------------------------
REVENUE                               $   819,524                $   344,828               $  1,606,864                $   665,370
COST OF REVENUE                           592,547                    278,578                  1,233,158                    563,351
                               ----------------------------------------------------------------------------------------------------

GROSS PROFIT                              226,977                     66,250                    373,706                    102,019
                               ----------------------------------------------------------------------------------------------------

EXPENSES
  Selling                                 572,880                    431,432                  1,098,719                    773,065
  Marketing                               453,275                    628,312                    823,202                    871,298
  General and administrative              470,206                    253,505                    829,283                    454,316
  Research and development                859,551                    399,839                  1,743,017                    776,958
                               ----------------------------------------------------------------------------------------------------
                                        2,355,912                  1,713,088                  4,494,221                  2,875,637
                               ----------------------------------------------------------------------------------------------------

OPERATING LOSS                        (2,128,935)                (1,646,838)                (4,120,515)                (2,773,618)

OTHER INCOME AND EXPENSES                 297,067                  (329,146)                    466,693                  (611,154)
                               ----------------------------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD               (1,831,868)                (1,975,984)                (3,653,822)                (3,384,772)

ACCUMULATED DEFICIT,
BEGINNING OF PERIOD                  (14,036,797)                (6,325,228)               (12,214,843)                (4,916,440)
                               ----------------------------------------------------------------------------------------------------

ACCUMULATED DEFICIT,
END OF PERIOD                        (15,868,665)                (8,301,212)               (15,868,665)                (8,301,212)
                               ====================================================================================================

BASIC AND FULLY DILUTED
LOSS PER COMMON SHARE                      (0.24)                     (0.51)                     (0.47)                     (0.88)
                               ====================================================================================================

Weighted average number of
common shares outstanding
during the period                       7,710,479                  3,863,844                  7,708,317                  3,860,644
                               ====================================================================================================


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
E-CRUITER.COM INC.
UNAUDITED BALANCE SHEETS
(Canadian Dollars)

------------------------------------------------------------------------------------------------------
                                                             NOVEMBER 30,                 MAY 31,
                                                                 2000                      2000
------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
 Cash and cash equivalents                                         163,430                    246,998
 Short term investments                                          9,785,314                 13,597,509
 Accounts receivable                                               364,723                    718,862
 Prepaid expenses                                                  642,739                    482,957
 Other receivables                                                  99,638                     65,253
                                                        ----------------------------------------------

                                                                11,055,844                 15,111,579
DEFERRED COSTS                                                      55,360                     83,040
CAPITAL ASSETS                                                   1,257,623                    988,341
                                                        ----------------------------------------------

                                                                12,368,827                 16,182,960
                                                        ==============================================

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES
 Accounts payable and accrued liabilities                        1,091,413                    807,345
 Accrued compensation                                              282,986                    223,609
 Deferred revenue                                                  683,260                  1,133,840
 Current portion of long-term obligations                           96,845                    145,184
                                                        ----------------------------------------------

                                                                 2,154,504                  2,309,978
LONG TERM OBLIGATIONS                                               12,923                     42,219
                                                        ----------------------------------------------

                                                                 2,167,427                  2,352,197
                                                        ----------------------------------------------

SHAREHOLDER'S EQUITY (DEFICIT)
CAPITAL STOCK
 Issued and outstanding - 7,712,262 common shares
  (May 31, 2000 - 7,701,628 common shares)                      26,070,065                 26,045,606
                               ACCUMULATED DEFICIT            (15,868,665)               (12,214,843)
                                                        ----------------------------------------------

                                                                10,201,400                 13,830,763
                                                        ----------------------------------------------

                                                                12,368,827                 16,182,960
                                                        ==============================================

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
E-CRUITER.COM INC.
UNAUDITED STATEMENTS OF CASH FLOW
(CANADIAN DOLLARS)

------------------------------------------------------------------------------------------------------------------------------------
                                              THREE MONTHS ENDED     THREE MONTHS ENDED       SIX MONTHS ENDED      SIX MONTHS ENDED
                                              NOVEMBER 30, 2000      NOVEMBER 30, 1999       NOVEMBER 30, 2000     NOVEMBER 30, 1999
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED IN)

OPERATING ACTIVITIES
  Net loss for the period                       $ (1,831,868)          $  (1,975,984)           $ (3,653,822)         $ (3,384,772)
  Items not involving cash -
    Amortization and depreciation                     169,431                  83,443                 336,743               138,542
    Amortization of other long term assets             13,840                       -                  27,680                     -
  Non-cash interest on convertible
  Promissory notes                                          -                 285,030                       -               570,376
  Change in operating components
  of working capital                                   98,915               (258,807)               (124,225)             (300,365)
                                             ---------------------------------------------------------------------------------------
                                                  (1,549,682)             (1,866,318)             (3,413,624)           (2,976,219)
                                             ---------------------------------------------------------------------------------------
INVESTING ACTIVITIES
  Purchase of capital assets                        (244,937)               (349,322)               (428,963)             (465,470)
  Sale of short term investments                    2,033,434                       -               3,812,195                     -
                                             ---------------------------------------------------------------------------------------
                                                    1,788,497               (349,322)               3,383,232             (465,470)
                                             ---------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Shareholder loan proceeds                                 -               1,300,000                       -             1,300,000
  Proceeds from exercise of options                     5,996                       -                  24,459                     -
  Convertible debt costs                                    -                 347,000                       -               292,000
  Repayment of bank financing                       (183,750)                (34,319)               (207,500)              (64,581)
  Proceeds from bank financing                              -                  39,290                 160,000               210,000
  Proceeds from capital leases                              -                  47,165                       -                56,313
  Capital lease repayments                           (19,115)                (11,140)                (30,135)              (23,426)
                                             ---------------------------------------------------------------------------------------
                                                    (196,869)               1,687,996                (53,176)             1,770,306
                                             ---------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS FOR THE PERIOD                        41,946               (527,644)                (83,568)           (1,671,383)

CASH AND CASH EQUIVALENTS,
BEGINNING OF THE PERIOD                               121,484                 362,043                 246,998             1,505,782
                                             ---------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
END OF THE PERIOD                                 $   163,430           $   (165,601)             $   163,430          $  (165,601)
                                             =======================================================================================


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